Aditxt, Inc.

737 N. Fifth Street, Suite 200

Richmond, VA 23219

(650) 870-1200

September 20, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller

Re:	Aditxt, Inc.
Registration Statement on Form S-1
Filed September 15, 2023
File No. 333-274539

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Aditxt, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:15 p.m., Eastern Time, on Thursday, September 21, 2023, or as soon thereafter as possible.

Please notify Sean F. Reid of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 896-0610 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

ADITXT, INC.

By:	/s/ Amro Albanna
Name:	Amro Albanna
Title:	Chief Executive Officer